Dahl
3280 Chickering Lane
Bloomfield Hills, Michigan 48302

February 18, 2022

The Directors of Zivo Bioscience, Inc.
ATT: John B. Payne, CEO
Zivo Bioscience, Inc.
2804 Orchard Lake Road
Suite 202
Keego Harbor, MI 48320

Re: Resignation Effective Immediately – Andrew A Dahl, Director

Ladies and Gentlemen:

I point with pride to my time as a director of Zivo Bioscience Inc. (the **Company**). The record will show that I have devoted myself to the Company in my capacity as a member of its board of directors (the **Board**) and as its chief executive officer. My contributions include, among many other specific successes, the achievements that you yourselves listed in the Form 8-K originally proposed for publication in the EDGAR database. The appended copy of that presentation should refresh your memories.

The antipathy directed towards me extends beyond the dispute over my severance as an employee and officer, rendering the situation untenable. Notwithstanding the continued good I may contribute as a director I can no longer serve on the Board.

This immediately effective resignation pertains only to my surrendered seat on the Board. I reserve all of my claims relating to my engagement by the Company (whether to salary, severance, reimbursement, options, bonuses, warrants or other consideration), as well as all rights and claims afforded me under law, including, without limitation, all rights and claims under corporate law in my capacity as a shareholder.

Sincerely,

Andrew A. Dahl

Zivo Bioscience, Inc. Announces Departure of its CEO Andrew Dahl, Appointment of John Payne as President and CEO

KEEGO HARBOR, Mich., January [7], 2022 (GLOBE NEWSWIRE) -- Zivo Bioscience, Inc. (NASDAQ: ZIVO, ZIVOW) ("ZIVO" and the "Company"), a biotech/agtech R&D company engaged in the development and commercialization of therapeutic, medicinal and nutritional product candidates originally derived from proprietary algal cultures, today announced that Andrew Dahl, President, CEO, and Director of the Company has resigned for personal reasons effective January [4], 2022. Mr. John Payne, a member of the Zivo Bioscience Board of Directors, has been named President and Chief Executive Officer.

"On behalf of the Board of Directors of Zivo Bioscience, we thank Andrew for his leadership and efforts in helping to bring Zivo to where we are today," said Mr. Payne. "Andrew is principally responsible for building out the management team, securing several rounds of financing in recent years and completing the Company's up-listing to the Nasdaq Capital Market in 2021. We wish Andrew much success in his future endeavors."

John B. Payne has served as a member of the Zivo Board since July, 2013. Mr. Payne is the Vice Chairman of the Board of National Veterinary Associates, and formerly President and CEO of Compassion-First Pet Hospitals, which he founded in 2014. Compassion-First Pet Hospitals is a family of specialty and emergency veterinary hospitals throughout the United States and is dedicated to changing the veterinary landscape and elevating patient outcomes. With 100+ hospitals across 22 states, Compassion-First has more than 3,000 employees and more than 230 board-certified specialists across a wide range of medical disciplines. Mr. Payne currently serves as the Chairman of the Board for American Humane. He is the Vice Chairman of the Board of Regents at Ross University School of Medicine and School of Veterinary Medicine. He also served on the board of directors of Nexvet, a bio science company located in Dublin, Ireland until the company was sold to Zoetis in 2018. Prior to creating Compassion-First Mr. Payne served as a member of the Global Leadership Team for Mars Pet Care. He also served as the President and CEO of Banfield Pet Hospitals and served as the President and General Manager of Bayer Healthcare's North American Animal Health Division.

About Zivo Bioscience, Inc.

Zivo Bioscience, Inc. (NASDAQ: ZIVO) is a Michigan-based biotech/agtech company engaged in the investigation of the health and nutritional benefits of bioactive compounds derived from its proprietary algal cultures, and the development of natural bioactive compounds for use as dietary supplements and food ingredients, as well as biologically derived and synthetic candidates for medicinal and pharmaceutical applications in humans and animals, specifically focused on the general benefits of autoimmune and inflammatory response modulation. Visit zivobioscience.com to learn more.

Forward Looking Statements

Except for any historical information, the matters discussed in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although ZIVO believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about